February 22, 2019

VIA EDGAR

Russel Mancuso

Branch Chief - Legal

Division of Corporation Finance

Office of Electronics and Machinery

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Itamar Medical Ltd.
Registration Statement on Form 20-F
CIK No. 0001613170
Filed December 31, 2018
Amendment No. 2 to Registration Statement on Form 20-F
Filed February 13, 2019
File No. 001-38775

Dear Mr. Mancuso:

We, Itamar Medical Ltd. (the “Company” or “we”), are submitting this letter in response to oral questions from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) discussed telephonically on February 21, 2019 with our outside counsels copied on this letter. We understand that the Staff raised questions in the February 21, 2019 conference call regarding the following matters:

1.	Have there been any material developments that require amendment of the Registration Statement prior to declaration of effectiveness.

Response:

In response to the Staff’s question, the Company confirms that it is currently not aware of any material developments that would require amendment of the Registration Statement (as amended) submitted to the Commission on February 13, 2019 (the “Registration Statement”).

2.	What is the status of the short-term loans under the Credit Agreement and Revolving Credit Line described in page 83 of the Registration Statement shown as repayable on February 19, 2019.

Response:

In response to the Staff’s question, the Company confirms that, as stated on the call with the Staff, the outstanding short-term principal amount of $5.0 million under the Credit Agreement that was originally drawn in February 2018 (which was renewed every three months since then), is now (following another renewal of three months in the ordinary course of business) repayable on May 20, 2019.

3.	The current term of the Kaiser Framework Agreement described on page 127 of the Registration Statement is until March 31, 2019. Did Kaiser use its right to extend the term of the agreement and, if not, whether such fact has any material implications.

Response:

As disclosed in the Registration Statement, the current term of the Kaiser Framework Agreement is until March 31, 2019. Under the agreement, Kaiser has the right to extend the term of the agreement for two additional one (1) year periods upon notice to the Company prior to the expiration of the current term. In response to the Staff’s question, the Company advises that, to date, Kaiser has not exercised its right to extend the term of the agreement and such right has not expired. In particular, while, under the original agreement, Kaiser had the ability to exercise such right by way of providing a 90 days prior written notice, such provision was amended in Section 2 of Amendment No. 6, dated November 1, 2015 (which has been filed as part of Exhibit 4.9), and, under the amended agreement, Kaiser currently has the right to extend the agreement until the expiration date (i.e., without the need for a 90 day prior notice).

In light of the foregoing, the Company does not believe that the fact that Kaiser has not exercised its right to extend the term of the agreement as of yet has any material implications. The Company’s view on this matter is also supported, among other things, on the following additional factors:

•	The original agreement was signed on August 16, 2007, with an initial two-year term and, since then, the parties have extended or amended the agreement multiple times;

•	Prior to a previously effective October 31, 2018 expiration date of the agreement, and due to the multiple previous extensions and amendments during the years, Kaiser requested the Company to sign a new master/framework contract in order to consolidate all of the amendments into one new master contract. Although the Company believes the principal terms and conditions of this master/framework agreement have been negotiated and finalized, Kaiser requested additional time to complete its internal review and, consequently, the parties agreed to further extend the agreement on two occasions: on October 23, 2018, the agreement was extended until January 31, 2019, and similarly, on January 10, 2019 the agreement was extended until March 31, 2019; and

•	The Company’s total sales to Kaiser from January 1, 2019 through February 20, 2019 grew by more than 50% compared to the same period in 2018. The Company believes that this provides a strong indication that Kaiser intends to sign the new master agreement, and believes, based on communications with Kaiser representatives that the delay in signing the new master agreement is principally due to internal review constraints at Kaiser. Should Kaiser's internal process not be timely completed, the Company expects that the parties will continue extending the agreement as the parties have done multiple times before.

***

Should you have any questions or comments regarding the foregoing, please contact me at +972-4-617-7000 or via e-mail at BShy@itamar-medical.com or our outside legal counsels from Bryan Cave Leighton Paisner LLP, Robert J. Endicott, Esq. at 314-259-2447 or 314-412-6344 or via email at rjendicott@bclplaw.com or Goldfarb Seligman & Co.: Ido G. Zemach, Adv., at +972-3-608-9989 or +972-52-400-0533 or via e-mail at ido.zemach@goldfarb.com.

Respectfully,

ITAMAR MEDICAL LTD

By:	/s/ Shy Basson
Shy Basson
Chief Financial Officer

cc:	Noa Farkas Gluck, Itamar Medical Ltd., General Counsel & Company Secretary
Robert J. Endicott (Bryan Cave Leighton Paisner LLP)
Ido G. Zemach (Goldfarb Seligman & Co.)